Exhibit 99.1

BDT CAPITAL PARTNERS, LLC
401 North Michigan Avenue
Suite 3100
Chicago, IL 60611

October 24, 2022

VIA EMAIL:

Board of Directors
Weber, Inc.
1415 S. Roselle Road
Palatine, Illinois 60067

Dear Members of the Board of Directors,

BDT Capital Partners, LLC, on behalf of our affiliates BDT Capital Partners Fund I, L.P., BDT Capital Partners Fund 3, L.P. and their respective affiliated funds (collectively, “BDT”, “we”, “us” or “our”), submits this proposal for BDT to acquire all of the outstanding shares of Class A common stock of Weber, Inc. (the “Company”) that are not owned by us (which consisted of approximately 27.5 million shares of the Company’s Class A common stock as of July 31, 2022) for a purchase price of $6.25 per share in cash (the “Proposal”).

Our Proposal offers immediate liquidity to the Company’s public stockholders, while eliminating the risks to the public stockholders in the current market and operating environment that the Company’s current leverage position is unsustainable and that the Company may be unable to effect a recapitalization. Our Proposal represents a 24% premium to the closing price of the Company’s shares of Class A common stock on October 24, 2022.

We wish to emphasize that, in our capacity as a stockholder of the Company, we are only interested in acquiring the shares of the Company that we do not currently own, and accordingly we have no interest in a disposition or sale of our holdings in the Company or Weber Holdco, LLC and we have no interest in participating in an alternative change of control transaction involving the Company.  In our capacity as a stockholder of the Company, we would not vote in favor of any alternative sale, merger or similar transaction involving the Company.

It is our expectation that a fully empowered special committee comprised of independent and disinterested directors appointed by the Company’s Board of Directors will consider our Proposal and make a recommendation to the Company’s Board of Directors.  We will not move forward with our Proposal unless it is recommended to the Company’s Board of Directors by such special committee, advised by independent legal and financial advisors.

This Proposal is not conditioned on the acceptance of any other proposal made by us or any of our affiliates regarding the provision of debt financing to the Company, nor will any such financing proposal be conditioned on the acceptance of this Proposal.

This Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Proposal in any respect at any time.  No legal obligation with respect to our Proposal or any other transaction shall arise unless and until mutually acceptable definitive transaction documentation is executed by the Company and us.

We are available at your convenience to discuss any aspects of our Proposal.

Very truly yours,

BDT CAPITAL PARTNERS, LLC for itself and on behalf of BDT CAPITAL PARTNERS FUND I, L.P. and BDT CAPITAL PARTNERS FUND 3, L.P.

By:	/s/ Byron D. Trott
Byron D. Trott Chairman & Chief Executive Officer